October 6, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attn: Dennis D. Hult, Staff Accountant

Re:	Orbit/FR, Inc.
Form 8-K dated September 24, 2009
Filed September 30, 2009
SEC File No. 0-22583

Dear Mr. Hult:
On behalf of Orbit/FR, Inc. (which we refer to as “we”, “us” or “our”), this letter is being submitted to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Per Iversen, President and Chief Executive Officer of Orbit/FR, Inc., dated October 1, 2009 (the “Comment Letter”), with respect to the above-referenced filings.
For your convenience, we have set forth each comment from the Comment Letter in italicized typeface and included each response below the relevant comment.
Form 8-K dated September 24, 2009 filed September 30, 2009
Item 4.01 — Changes in Registrant’s Certifying Accountant
1.	We note that on September 24, 2009, you engaged the accounting firm of BDO Ziv Haft (“BDO”) as your subsidiary’s principal independent accountant. We are unable to verify that the firm of BDO Ziv Haft is registered with the Public Company Accounting Oversight Board (PCAOB). If the firm has changed its name, please ascertain whether notification of the change has been provided to the PCAOB. To the extent that the firm may use more than one name, we would suggest that you clearly indicate in any filing which will contain an audit report from this firm the name of the firm that is registered with the PCAOB directly below the auditor’s signature on the auditor’s report. To this regard, when you file your Amended Item 4.01 Form

8-K to include the Exhibit 16, please revise your filing to include the name of the firm that is registered with the PCAOB.

We have confirmed that the name of the independent accounting firm engaged as the principal independent accountant of our subsidiary, Orbit/FR Engineering, Ltd., and the name under which such firm has registered with the PCAOB, is Ziv Haft Certified Public Accountants (Isr.). To the extent that this firm uses a different name in any audit report delivered to us that we file with the Commission, we will indicate in any filing containing such report the name of the firm as it is registered with the PCAOB directly below the auditor’s signature on such report. When we file our Amended Item 4.01 Form 8-K regarding our engagement of this firm to include the Exhibit 16, we will disclose in that filing the full name of the firm as it is registered with the PCAOB.
* * * *
In connection with responding to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (215) 674-5100 if you should have any questions or comments with regard to these responses.

Very truly yours,
/s/ Relland Winand
Relland Winand Chief Financial Officer

cc:	Per Iversen
Bryan D. MacIntyre, Esq.